# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sportradar Group AG, CIK 0001836470
CUSIP: H8088L103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: FELDLISTRASSE 2, ST., GALLEN, Switzerland (V8), CH-9000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-22-002966
Filed by CIK 0001788826

## Reporting persons
- Radcliff SR I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,135,000; sole dispositive power 0; shared dispositive power 13,135,000; aggregate amount beneficially owned 13,135,000 (6% of the class)
- Radcliff SPV Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,135,000; sole dispositive power 0; shared dispositive power 13,135,000; aggregate amount beneficially owned 13,135,000 (6% of the class)
- Eli Goldstein: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,135,000; sole dispositive power 0; shared dispositive power 13,135,000; aggregate amount beneficially owned 13,135,000 (6% of the class)
- Evan Morgan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,135,000; sole dispositive power 0; shared dispositive power 13,135,000; aggregate amount beneficially owned 13,135,000 (6% of the class)

## Item 1. Issuer
Name of issuer: Sportradar Group AG
Address of issuer's principal executive offices:
FELDLISTRASSE 2, ST.
GALLEN, V8 CH-9000

## Item 2. Person Filing
Name of person filing:
Radcliff SR I LLC
Radcliff SPV Manager LLC
Eli Goldstein
Evan Morgan
Address of principal business office or, if none, residence:
408 Greenwich Street, 2nd Floor
New York, NY 10013
Citizenship:
Radcliff SR I LLC - Delaware
Radcliff SPV Manager LLC - Delaware
Eli Goldstein - United States
Evan Morgan - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Radcliff SR I LLC - 13,135,000*
Radcliff SPV Manager LLC - 13,135,000*
Eli Goldstein - 13,135,000*
Evan Morgan - 13,135,000*

*The Class A Ordinary Shares (the "Shares") of Sportradar Group AG (the "Issuer") reported herein are held by Radcliff SR I LLC. Radcliff SPV Manager LLC (the "Manager") is the managing member of Radcliff SR I LLC, and Eli Goldstein and Evan Morgan are the managing members of the Manager (the "Managing Members," and collectively with the Manager and Radcliff SR I LLC, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein.

The percentages used throughout this Schedule 13G are based upon the Shares outstanding (excluding the Shares held in treasury) as reported in the Issuer's Prospectus filed on April 24, 2025.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.
Percent of class:
Radcliff SR I LLC - 6.0%*
Radcliff SPV Manager LLC - 6.0%*
Eli Goldstein - 6.0%*
Evan Morgan - 6.0%*
Sole power to vote or to direct the vote:
Radcliff SR I LLC - 0
Radcliff SPV Manager LLC - 0
Eli Goldstein - 0
Evan Morgan - 0
Shared power to vote or to direct the vote:
Radcliff SR I LLC - 13,135,000*
Radcliff SPV Manager LLC - 13,135,000*
Eli Goldstein - 13,135,000*
Evan Morgan - 13,135,000*
Sole power to dispose or to direct the disposition:
Radcliff SR I LLC - 0
Radcliff SPV Manager LLC - 0
Eli Goldstein - 0
Evan Morgan - 0
Shared power to dispose or to direct the disposition:
Radcliff SR I LLC - 13,135,000*
Radcliff SPV Manager LLC - 13,135,000*
Eli Goldstein - 13,135,000*
Evan Morgan - 13,135,000*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Radcliff SR I LLC: /s/ Eli Goldstein, Eli Goldstein, a Managing Member of the Managing Member, Radcliff SPV Manager LLC (08/14/2025)
- Radcliff SPV Manager LLC: /s/ Eli Goldstein, Eli Goldstein, a Managing Member (08/14/2025)
- Eli Goldstein: /s/ Eli Goldstein, Eli Goldstein, Individually (08/14/2025)
- Evan Morgan: /s/ Evan Morgan, Evan Morgan, Individually (08/14/2025)